EXHIBIT 2.2

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is entered into effective this 2nd day of May, 2017, by and among AIRCRAFT INSTRUMENT AND RADIO COMPANY, INCORPORATED, a Kansas corporation (“AIRCO”), AIRCRAFT INSTRUMENT AND RADIO SERVICES, INC., a Kansas corporation (“AIRS”) (collectively, AIRCO and AIRS are the “Seller”), Martin Potash (“Shareholder”), and AIRCO, LLC, a North Carolina limited liability company (“Purchaser”).

WHEREAS, Seller is engaged in the business of owning, operating, distributing and, and selling airplane and aviation parts. The Seller is the owner of certain assets, including, but not limited to office equipment, computers, software, furniture, intellectual property, contract rights, customer/vendor relationships, product inventories and miscellaneous other assets used in connection with the operation of its business (collectively the “Business”). Shareholder is the controlling shareholder of AIRCO. AIRS is a wholly owned subsidiary of AIRCO.

WHEREAS, the Purchaser desires to purchase, and the Seller desires to sell, substantially all of the assets that are used or useful, or intended to be used, in the operation of the Seller’s Business as referenced in Section 1 of this Agreement.

WHEREAS, pursuant to an Inventory Purchase Agreement dated May 2, 2017 (“Inventory Purchase Agreement”), Purchaser purchased all of the inventory owned by Seller and used or sold in the Business.

WHEREAS, the parties hereto wish to make certain representations, covenants, and agreements in connection with the purchase of Seller’s assets, and also to prescribe various conditions to such transaction.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	ASSETS PURCHASED. The Seller agrees to sell, transfer, and assign to the Purchaser pursuant to the terms and conditions in this Agreement, and Purchaser agrees to purchase from Seller, all of the Seller’s assets related to its Business as a going concern whether or not carried on the books of Seller, including, but not limited to, the following (collectively referred to as the “Assets”):

1.1	Equipment, tools and trade fixtures relating to the Business. The parties acknowledge that the Business’ and Seller’s inventory was conveyed pursuant to the Inventory Purchase Agreement;

1.2	Any and all transferable rights and interest Seller has or may have in the Business telephone and facsimile numbers, domain names/URLs/worldwide websites, patents, copyrights, patent/copyright applications, other tangible and intangible intellectual property, trade names and logos, and any derivations thereof (“Aircraft Instrument and Radio Company,” “Aircraft Instrument and Radio Services” and derivations thereof), including any applicable trade or service marks or registered names used, maintained or registered to Seller. At closing, Seller shall assign to Buyer all transferable right, title and interest Seller may have in the right to do business in such current trade names and take necessary action reasonably requested by Purchaser to ensure the Purchaser’s transfer and use of said intellectual property;

1.3	Any and all of Seller’s customer lists, listings and/or business records; assignable contracts; customer and vendor information, computer records and accounting data; and except as provided below, all other personal property used in the Business, including software and software licenses and related code, and all transferable permits, warranties, licenses and franchise rights;

1.4	Any and all goodwill associated with the Business, including, but not limited to, customer relationships, vendor relationships, licenses, permits and other general intangibles;

1.5	Any of Seller’s right, title and interest in and to all personal property, tools, equipment, warehouse equipment computer equipment, phones, copy/fax machines, fixtures, rack systems, furniture, computers, instruments, supplies, office supplies and other tangible personal property comprising and utilized in the Business;

1.6	Those customer, vendor and related contracts and other leases, transferable customer contracts and other contractual rights, including, but not limited to, license or other agreements to the extent such agreements are assignable (the “Assigned Contracts”);

1.7	All employee contracts and employment relationships and transferable independent contracts and independent contract relationships identified herein, excluding continued contributions/matching of employee retirement payments, COBRA obligations, employment obligations occurring prior to the Closing, together with all non-compete agreements, non-solicitation agreements and related transferable contract rights and benefits; and advertising listings relating to the Business;

1.8	Any motor vehicles as described on Exhibit A hereto, together with corresponding vehicle titles; and

1.9	Copies of all papers, records and documents (in paper or electronic format) relating to the Assets, and all technical and descriptive materials relating to the Assets, purchasing and sales records, customer and vendor lists, inventory and Asset documentation, marketing documents, software release orders and related information and materials regarding the Assets.

The Assets referenced in this Section shall be as described more particularly, but not inclusively, on Exhibit A attached hereto, as well as the Bill of Sale and attachments thereto, to be executed by the Seller in substantially the same form as attached hereto as Exhibit B. Purchaser has had a full opportunity to inspect the Assets and hereby accepts the same in AS IS WHERE IS CONDITION, WITH ALL FAULTS, without any expressed or implied warranties of merchantability or fitness for any particular purposes. Prior to Closing, Purchaser shall have the right to reject or exclude any portion of the Assets (other than the inventory), with the understanding that such exclusion will not reduce or otherwise affect the Purchase Price.

2.	EXCLUDED ASSETS. Excluded from this sale and purchase are Seller’s cash on hand (other than as set forth in Section 13.3 of the Inventory Purchase Agreement), and work in process and/or receivables (other than as set forth in Section 13.3 of the Inventory Purchase Agreement), deposits, prepaid insurance, bad debts, investment assets, bank and investment accounts, any life insurance policies, the lease of the 2017 Porsche Cayenne, the corporate seals, corporate books and records (except as otherwise provided herein) of Seller, other records related exclusively to the organization, existence or share capitalization of the Seller and its affiliates, together with the Seller’s rights under any contract between the Seller and any third party to which consent to assignment to the Purchaser is required but has not been obtained on the Closing Date. Purchaser agrees to provide reasonable access to any Seller records transferred to Purchaser hereunder which are necessary or helpful to Seller or Shareholder.

3.	NO ASSUMPTION OF LIABILITIES.

3.1	No Assumption of Liabilities. Purchaser only agrees to assume and pay those liabilities, if any, listed and attached hereto on Exhibit C (“Assumed Liabilities”). Other than the Assumed Liabilities set forth on Exhibit C, the Purchaser shall not assume, agree to pay, discharge or perform, or incur, as the case may be, any of the following liabilities, among others: (a) liabilities (including principal and interest) arising out of loans and other indebtedness owing to any person or entity, excluding only the Assumed Liabilities; (b) liabilities of the Seller not arising in the ordinary course of its business incurred or accrued prior to the Closing Date, including professional fees related to this transaction and the finalization of accounting records or legal issues related to the winding up of the business, or any tax, estate, legal, or other professional services performed on behalf of the Seller; (c) any liability or obligation owing to current or former employees of the Seller and/or arising out of or in connection with an employee benefit plan or union-related obligations, unless an Assumed Liability herein; (d) any liability for taxes related to any of the Assets for any tax period or portion thereof ending on or before the Closing Date and any obligation for other taxes of the Seller; and (e) any liability for accrued and existing real property or office leases, taxes, or related property expense pre-dating the Closing Date.

3.2	Other Liabilities. With the exception of the Assumed Liabilities referenced above or the Assigned Contracts referenced in Section 3.5 below (if any), Purchaser shall not assume or otherwise be responsible for any liability or obligation of Seller of any nature whatsoever, whether matured or un-matured, liquidated or un-liquidated, fixed or contingent, known or unknown. Seller shall use its best efforts to pay in a timely fashion all expenses of operation and other liabilities, whether absolute or contingent, associated with or related to the Business up to the Closing Date, including all salaries, vacation pay incurred and payable as of the closing date, benefits, pension and union contributions, and required payments or contributions under all employee benefit plans or items of a similar nature, all amounts due creditors, and all other operating expenses. Seller shall indemnify Purchaser, and hold Purchaser harmless, from and against any and all claims, demands, liabilities, costs and expenses, including reasonable attorney fees, incurred or expended by Purchaser as a result of Seller’s failure to pay all the expenses and all other liabilities of the purchased business incurred prior to the Closing Date as provided herein.

3.3	Assigned Contracts. Subject to the restrictions set forth in this Section 3, Purchaser agrees to the limited assumption of certain contracts or obligations to which Seller is obligated as of the Closing Date as identified on Exhibit D hereto (the “Assigned Contracts”). To the extent that the assignment of the Assigned Contracts shall require the consent of any other party, or in the event any Assigned Contract shall be non-assignable, neither this Agreement nor any action taken pursuant to the provisions of this Agreement shall constitute an assignment or agreement to assign which would constitute a breach thereof; provided, however, in each case, Seller shall use its reasonable efforts to obtain the consent of such other party to the assignment of any such Assigned Contract to the Purchaser at no further cost to Purchaser. If any consent to an Assigned Contract shall not be obtained, Seller shall cooperate with the Purchaser and make commercially reasonable arrangements designed to provide Purchaser with the benefits intended to be assigned to the Purchaser under the relevant Assigned Contract. The Purchaser shall assume obligations under any Assigned Contract only assigned between the parties, and solely to the extent any contractual obligations arise or are required to be performed under the applicable Assigned Contract after the Closing Date.

4.	PURCHASE PRICE. The purchase price for the Assets shall be One Dollar ($1.00) and the Purchaser accepting the Assumed Liabilities and Assigned Contracts (if any).

5.	PAYMENT OF PURCHASE PRICE. The Purchase Price for the Assets shall be paid as follows:

5.1	At Closing, Purchaser shall pay Seller One Dollar ($1.00).

6.	ADJUSTMENTS. Unless specifically noted herein or the Inventory Purchase Agreement, the operation of the Seller’s business and related income and expenses up to the close of business on the day before the Closing Date shall be for the account of the Seller and thereafter Purchaser’s ownership of the Assets and operation of its business shall be for the account of the Purchaser, including but not limited to, utilities, telephone charges, personal property taxes, rents, real property taxes, sales tax, wages, vacation pay, payroll taxes, and fringe benefits of employees of the Seller, which if applicable, shall be prorated between the Seller and the Purchaser as of the close of business on the day before the Closing Date, the proration to be made, insofar as reasonably possible, on the Closing Date. Settlement of any remaining pro-rations shall be made within thirty (30) days following the Closing Date.

7.	LEASE AGREEMENT. Seller shall enter a lease with Purchaser pursuant to a separate lease agreement as referenced in the Inventory Purchase Agreement.

8.	CLOSING.

8.1	Obligations of Seller Prior to Closing. Prior to the Closing Date, the Seller shall:

(A)	Continue to operate the Business in the usual and ordinary course in substantial conformity with applicable laws, ordinances, regulations and orders, and use its best efforts to sell the Business inventory pursuant to the Inventory Purchase Agreement, preserve the Business, the Assets and Seller as an organization and preserve the continued operation of the Business with Seller’s customers, suppliers and others having business relations with the Seller.

(B)	Not assign, sell, lease or otherwise transfer or dispose any of the Assets used in the Business, whether now owned or hereafter acquired, except in the normal and ordinary course, and in connection with normal operations.

(C)	Maintain all Assets in operating condition as required for the operation of the Business in the ordinary course of business. Seller will only purchase inventory approved by Purchaser.

(D)	Limit issuance of additional product promotional credits, out of the ordinary course of business, or customer prepayments, except as agreed by the Purchaser in writing.

(E)	Maintain existing policies of insurance, maintain all permits held by the Seller, maintain existing real property leases and refrain from modifying any material contract or assumed liability as identified in this Agreement.

(F)	Seller shall have obtained the necessary UCC-3 termination statements and release of any all security interest, liens or encumbrances in the Assets, except for the Webbank lien on computers and related equipment.

(G)	Seller shall have executed and delivered to Purchaser all the documents to be provided pursuant to this Article, all representations and warranties of Seller set forth in this Agreement shall be true and accurate in all material respects, no suit or action by any third party shall have been initiated or threatened prior to the Closing Date that would affect the purchased Assets, and Seller shall have performed in all material respects all duties and obligations required by this Agreement to be performed before the Closing Date.

(H)	Execute a Lease where the Business is located.

(I)	Execute and delivery the Inventory Purchase Agreement and documents or agreements referenced therein.

(J)	In the event any of the conditions set forth in this Section have not been fulfilled as of the Closing Date, as such may be extended by the parties, and in the further event Purchaser shall not have elected to waive the condition and complete this transaction, Purchaser may, at its sole option, elect to cancel this Agreement by written notice to Seller, without further liability or obligation to Seller.

8.2	Obligations of Purchaser Prior to Closing. Prior to the Closing Date, the Purchaser shall:

(A)	Not disclose any confidential and proprietary information received from the Seller, with the exception of such information disclosed to Purchaser’s financial, accounting, legal and business acquisition advisors.

(B)	Purchaser shall have executed and delivered to Seller all the documents to be provided pursuant to this Article, all representations and warranties of Purchaser set forth in this Agreement shall be true and accurate in all material respects, no suit or action by any third party shall have been initiated or threatened prior to the Closing Date, and Purchaser shall have performed in all material respects all duties and obligations required by this Agreement to be performed before the Closing Date.

(C)	Execute and deliver the Inventory Purchase Agreement and documents or agreements referenced therein, and not be in default under the Inventory Purchase Agreement.

(D)	In the event any of the conditions set forth in this Section have not been fulfilled as of the Closing Date, as such may be extended by the parties, and in the further event Seller shall not have elected to waive the condition and complete this transaction, Seller and Shareholder may, at its sole option, elect to cancel this Agreement by written notice to Purchaser, without further liability or obligation to Purchaser.

8.3	Time and Place. The closing of the sale and purchase of Assets and transactions contemplated hereby (the “Closing”) shall take place at the offices of Seller on or before May 31, 2017 (“Closing Date”), or at such other location, time or fashion as the parties may agree in writing.

8.4	Obligations of Seller and other Agreements. At the Closing, the Seller shall execute and/or deliver to the Purchaser the following:

(A)	One or more bills of sale from the Seller conveying all of the Assets to the Purchaser, in the form as set forth in Exhibit A hereto, including, without limitation, appropriate endorsements and assignments of contracts, permits, or other binding arrangements included with the Assets; specific bills of sale, endorsements, and assignments transferring all intellectual property and trade names.

(B)	A copy of the resolutions of the Seller’s respective board of directors and shareholders authorizing the execution, delivery and performance of this Agreement and any other agreement to be entered into by the Seller in connection herewith, and the transactions contemplated hereby.

(C)	The Inventory Purchase Agreement and agreements referenced therein.

(D)	UCC-3 termination statement and release of security interest in the Assets from Seller’s pertinent lenders and/or credit institution(s) to the extent such institutions possess security interests in any of the Assets purchased herein and any similar releases or documents affecting the Assets, except for the Webbank lien on computers and related equipment.

(E)	All data relating to the Assets simultaneously with such delivery. The Seller agrees to take all actions necessary to put the Purchaser in actual possession and control of the Assets.

(F)	Such other assignments, bills of sale, or instruments of conveyance, and other documents as reasonably may be requested by the Purchaser prior to the Closing to consummate this Agreement and the transactions contemplated hereby.

8.5	Obligations of Purchaser and Other Agreements. At the Closing, the Purchaser shall execute, or cause to be executed, and shall deliver to the Seller the following:

(A)	Funds sufficient to satisfy the Purchase Price pursuant to Section 5 herein.

(B)	Such other documents as reasonably may be requested by the Seller prior to the Closing to consummate this Agreement and the transactions contemplated hereby.

9.	SELLER’S AND SHAREHOLDERS’ REPRESENTATIONS AND WARRANTIES. The Seller and Shareholder, jointly and severally, represent and warrant to the Purchaser as follows:

9.1	Corporate Existence and Authority. AIRCO and AIRS are now, and on the Closing Date will be, corporations duly organized, validly existing and in good standing under the laws of the State of Kansas, have all requisite corporate power and authority to own their Assets, property and assets and carry on their business. AIRCO and AIRS have full corporate authority, and Shareholder has individual authority, to execute and deliver this Agreement and any other agreement to be executed and delivered in connection herewith, and to carry out the transactions contemplated hereby. This Agreement constitutes a valid and binding Agreement of AIRCO and AIRS in accordance with its terms.

9.2	Conflict with Other Agreements, Consents and Approvals. With respect to (i) the articles of incorporation or bylaws of each Seller, (ii) any applicable law, statute, rule or regulation, (iii) any contract to which the Seller is a party or may be bound, or (iv) any judgment, order, injunction, decree or ruling of any court or governmental authority to which the Seller is a party or subject, the execution and delivery by the Seller of this Agreement and any other agreement to be executed and delivered by the Seller in connection herewith and the consummation of the transactions contemplated hereby will not (a) result in any material violation, conflict or default, or give to others any interest or rights, including rights of termination, cancellation or acceleration, (b) require any authorization, consent, approval, exemption or other action by any court or administrative or governmental body which has not been obtained, or any notice to or filing with any court or administrative or governmental body which has not been given or done, or (c) require the consent of any third party.

9.3	Compliance with Law. The Seller’s use and ownership of the Assets, and the conduct of its Business, wherever located, has been in material compliance with all applicable federal, state, local or other governmental laws or ordinances, the non-compliance with which, or the violation of which, might have a material adverse effect on the Assets, the Business, any Assumed Liabilities or Assigned Contracts or the financial condition, results of operations or anticipated business prospects of the Purchaser, and the Seller has received no claim or notice of violation with respect thereto. The Seller has obtained all material permits, licenses, franchises and other authorizations necessary for the conduct of its Business and ownership of the Assets.

9.4	Financial Statements. Seller has provided Purchaser with Financial Statements as defined in this section, effective through March 31, 2017, prior to the Closing Date. “Financial Statements” shall be defined as the Seller’s most recent unaudited income statements and balance sheets. The Financial Statements are in accordance with the books and records of the Seller and are true, correct, and complete in all material respects; fairly present financial condition of the Seller at the dates of such Financial Statements and the results of its operations for the periods then ended; and were prepared in a fashion consistent with prior accounting periods. There has been no material adverse change in the financial condition of the Seller or the Business since the date of the Financial Statements.

9.5	Tax and Other Returns and Reports. There are no federal, state, local and foreign tax claims and/or liabilities (including without limitation all income tax, social security, payroll, unemployment compensation, sales and use, excise, privilege, property, ad valorem, franchise, estate, probate, license, and school) which may be asserted by any taxing authority against the Assets or the Business or which will adversely and materially affect the Assets or the Business, and no lien or other encumbrance for taxes has or will attach to the Assets.

9.6	Title to Assets and Condition. The Seller holds good and marketable title to the Assets, free and clear of restrictions on or conditions to transfer or assignment, and free and clear of liens, pledges, charges, or encumbrances, other than the Webbank lien on computers and related equipment. To the extent transferable, Seller shall transfer to Purchaser all manufacturers and other warranties on the Assets. To the extent that any such warranties are non-transferable, Seller agrees, in good faith, work with Purchaser to the extent possible to make the benefits of such non-transferable warranties available to the Purchaser.

9.7	Intellectual Property Rights. The Seller owns, possesses, or has the right to use all intellectual property rights necessary or required to operate the Business and to own and sell the Assets as presently conducted, or otherwise used by the Seller. The Seller or Shareholder has not received any notice that any intellectual property transferred herein, or trade name, service or web site conflicts with any intellectual property rights of others.

9.8	Benefit Plans. There are no facts or circumstances which could, directly or indirectly, subject the Purchaser or any of its affiliates, the Business or the Assets to any liability, claim, or lien of any nature with respect to any pension, welfare, retirement, incentive, perquisite, paid time off, vacation, severance or other benefit plan, policy, practice, labor contract or agreement sponsored, maintained or contributed to by the Seller or any affiliate, to which the Seller or any affiliate is a party or with respect to which the Seller or any affiliate could have any liability, except if any liabilities referenced in this section are Assumed Liabilities as referenced herein.

9.9	Non-cancelable Contracts. Except as referenced in Exhibits C and D and Section 9.2 herein, at the time of Closing, there will be no material leases, employment contracts, contracts for services or maintenance, or vendor agreements, supplier/customer contracts or other similar contracts existing or relating to or connected with the operation of the Seller’s business or the Assets not cancelable. All accepted and unfulfilled contracts or agreements for the performance of services entered into by the Seller and all outstanding contracts or commitments for the purchase of materials and services were made in bona fide transactions in the ordinary course of business.

9.10	Litigation. There is no claim, litigation, proceeding, or investigation pending or threatened against the Seller that might result in any claim, attachment or material adverse change in the Business, Assets, or Assigned Contracts being conveyed under this Agreement. Seller is not in default with respect to any material provision or requirement of any insurance policy relating to the Assets and has not failed to give any notice or failed to present any claim thereunder in a timely fashion.

9.11

Undisclosed Liabilities. Except as otherwise disclosed in this Agreement or as reflected, accrued or reserved against in the Financial Statements provided to the Purchaser prior to the Closing Date, the Seller does not have any material debts, liabilities or obligations of any nature, whether accrued, absolute, direct, indirect, contingent or otherwise, with respect to the Business or the Assets and since the date of the last Financial Statement provided to Purchaser, Seller has not incurred any material debts, liabilities or obligations of any nature with respect to the Business or Assets, except trade payables and expenses incurred in the ordinary course of business. For purposes of this Section only, a material debt, liability or obligation shall mean one in excess of $15,000.00. Purchaser shall not, as a result of this transaction, acquire or be responsible for any liabilities or claims against Seller other than the Assumed Liabilities or the Assigned Contracts, and all liabilities, claims or expenses of any nature whatsoever which relate to a period or periods prior to the Closing Date shall be the responsibility of the Seller.

9.12	Labor Matters.

(A)	Seller is and has been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, union requirements, and is not engaged in any unfair labor practice.

(B)	There are no facts or circumstances which could, directly or indirectly, subject the Purchaser or any of its affiliates to any liability with respect to any current or former employee of the Seller or with respect to any employment practice, policy or agreement maintained by the Seller.

(C)	Upon termination of the employment of any person, neither Purchaser nor any affiliate of Purchaser will by reason of anything done at or prior to the Closing Date, be liable to any such person for “severance pay” or any other payments or obligations.

9.13	Environmental Matters. There are no facts or circumstances which could, directly or indirectly, subject the Purchaser or any of its affiliates, the Business or Assets to any material liability arising out of or related to any pollution or threat to human health or the environment or violation of any Environmental and Occupational Safety and Health Law (as defined herein) that is related in any way to a negligent or improper act of the Seller, including without limitation, any on-site or off-site activities involving environmentally-regulated materials, and that occurred or existed out of conditions or otherwise existed prior to the Closing Date. For purposes of this paragraph, the term Environmental and Occupational Safety and Health Law shall mean any common law or duty, statute, rule, regulation, law, ordinance or code, local or federal, which regulates or imposes liability for standards of conduct concerning any element, compound, pollutant or toxic or hazardous substance, material or waste (or mixture thereof), or relates in any way to emissions or releases into the environment, or conduct affecting such matters, or is otherwise designed to provide safe and healthful working conditions or reduce occupational safety and health standards. The term environmentally regulated materials shall mean any element, compound, pollutant, contaminant, substance, material or waste (or any mixture thereof), designed, listed, referenced or regulated pursuant to any Environmental and Occupational Safety and Health Law.

9.14	Insurance. All of the Assets and Business of Seller of an insurable nature usually insured by companies of similar size and similar businesses are insured by Seller in such amounts and against such losses, casualties or risks as is usual by such companies, required by any law or required by any contract or commitment of Seller. Immediately prior to the Closing Date all such insurance policies were in full force and effect and the premiums due thereon have been timely paid.

9.15	Brokers. The Seller has retained no brokers in connection with the sale of the Assets, the Business or this Agreement. Seller shall be solely liable for any compensation due any broker or similar service provider(s) retained by Seller.

10.	REPRESENTATIONS OF PURCHASER. The Purchaser represents and warrants to the Seller as follows:

10.1	Corporate Existence and Authority. The Purchaser is now, and on both the Closing Date and Effective Date will be, a limited liability company duly organized, validly existing and in good standing under the laws of the state of North Carolina, has all requisite power and authority to enter into this Agreement and perform its obligations hereunder. The Purchaser has full authority to execute and deliver this Agreement and any other agreement to be executed and delivered in connection herewith, and to carry out the transactions contemplated hereby. This Agreement constitutes a valid and binding Agreement of the Purchaser in accordance with its terms.

10.2	Conflict with Other Agreements, Consents and Approvals. With respect to (i) the articles of incorporation or bylaws of the Purchaser, (ii) any applicable law, statute, rule or regulation, (iii) any contract to which the Purchaser is a party or may be bound, or (iv) any judgment, order, injunction, decree or ruling of any court or governmental authority to which the Purchaser is a party or subject, the execution and delivery by the Purchaser of this Agreement and any other agreement to be executed and delivered by the Purchaser in connection herewith and the consummation of the transactions contemplated hereby will not (a) result in any violation, conflict or default, or give to others any interest or rights, including rights of termination, cancellation or acceleration, or (b) require any authorization, consent, approval, exemption or other action by any court or administrative or governmental body which has not been obtained, or any notice to or filing with any court or administrative or governmental body which has not been given or done.

10.3	Brokers. The Purchaser has retained no brokers in connection with the purchase of the Assets, the Business or this Agreement. Purchaser shall be solely liable for any compensation due any broker or similar service provider(s) retained by Purchaser.

11.	INDEMNIFICATION AND SURVIVAL.

11.1	Survival of Representations and Warranties. All representations and warranties made in this Agreement shall survive the Closing of this Agreement for a period of one (1) year from the date hereof, except those representations and warranties relating to tax matters, employees/benefit plans, and environmental matters which shall survive until the expiration of all applicable statutory limitation periods, and except those representations and warranties with respect to the Seller’s authority to transfer and title to assets, which shall survive forever.

11.2	Seller’s Indemnification.

(A)	The Seller and Shareholder, jointly and severally, agree to indemnify and hold the Purchaser, its successors and assigns, harmless from and against:

(B)	(i) Any and all material damages, losses, claims, liabilities, deficiencies and obligations of every kind and description, contingent or otherwise, arising out of or related to the operation of the Seller’s Business or ownership of the Assets prior to the close of business on the day before the Closing Date, (ii) any and all damage or deficiency resulting from any material misrepresentation, breach of warranty or covenant, or non-fulfillment of any agreement on the part of the Seller under this Agreement, and (iii) any and all actions, suits, claims, proceedings, investigation, audits, demands, assessments, fines, judgments, costs and other expenses (including, without limitation, reasonable audit and attorneys fees) directly incident to any of the foregoing.

(C)	If any claim is asserted against the Purchaser that would give rise to a claim by the Purchaser against the Seller for indemnification under the provisions of this Section, then the Purchaser shall promptly give written notice to the Seller concerning such claim, and upon the Purchaser’s request, the Seller shall, at no expense to the Purchaser, defend the claim. If the Seller and Shareholders refuse to indemnify and/or defend Purchaser after written notice, Purchaser shall have the right to retain attorneys to represent and/or defend Purchaser, and compromise and settle such claims.

11.3	Purchaser’s Indemnification. The Purchaser agrees to defend, indemnify, and hold harmless the Seller and Shareholder from and against (i) any and all material damages, losses, claims, liabilities, deficiencies and obligations of every kind and description arising out of or related to ownership of the Assets or Business following Closing, except for damages, losses, claims, liabilities, deficiencies or obligations relating to Seller’s breach of the terms of this Agreement; (ii) after the Closing, any Assumed Liability or Assigned Contract, (iii) any and all damage or deficiency resulting from any material misrepresentation, breach of warranty or covenant, or non-fulfillment of any agreement on the part of the Purchaser under this Agreement, and (iv) any and all actions, suits, claims, proceedings, investigation, audits, demands, assessments, fines, judgments, costs and other expenses (including, without limitation, reasonable audit and attorneys fees) directly incident to any of the foregoing.

12.	NON-COMPETITION.

12.1

Non-Competition and Exclusivity. In consideration of the foregoing and the mutual promises, covenants, and agreements contained herein, for five (5) years from the date of this Agreement, the Seller and Shareholder agree that they will not, either directly or indirectly, alone or as partner, officer, director, shareholder (except as shareholder of less than five percent of a publicly-held corporation), agent, employee, affiliate, subsidiary, parent corporation, agent or assign of another firm or entity: (a) disrupt, damage, impair, interfere, or engage in competition with the business of the Purchaser (including, but not limited to, interfering with the Business or Purchaser’s relationship with employees, customers, agents, representatives, manufacturers, distributors, or vendors); (b) induce or attempt to induce by soliciting or assisting anyone else in the solicitation of any of the Purchaser’s or the Business’ employees, former employees, or contractors to leave his or her employment or terminate a contract with the Purchaser or the Business; (c) contact, directly solicit, or engage in competition by working with clients or customers of the Purchaser or the Business or former clients of the Seller with whom Seller had contact or conducted business with during operation and ownership of the Business with respect to the sale of goods or services similar to the Business; or (d) operate, work with, contract with, invest in or become employed with or affiliated in any way with the aviation parts distribution, resale, or supply business in competition with the Business or Purchaser’s business. Competition shall be deemed to include, but not limited to, soliciting or accepting orders from clients or customers of the Purchaser for a similar business of Purchaser and the Business, diverting the customer or client business from the Purchaser, disparaging the Purchaser or its employees with a customer or client, or otherwise interfering with the Purchaser’s business with the customer or client, even if the customer or client initiates the contact with Seller. The parties agree that any breach of the terms of this non-competition provision will result in damages to the Purchaser, the amount which will be difficult to ascertain, entitling the Purchaser to injunctive relief and recovery of attorney fees and costs; provided, however, that nothing herein shall be construed as prohibiting or in any way limiting Purchaser from pursuing any rights or remedies available under the terms of this Agreement or other applicable law. Notwithstanding the above, the Seller may continue to operate the Business pursuant to the terms of the Inventory Purchase Agreement, communicate with customers in order to collect unpaid accounts receivable and to enforce the collection of said accounts receivable thereof, as necessary, and to communicate with suppliers and other contractors to the extent necessary to negotiate and close open accounts, and to enforce the Sellers’ rights thereof, as necessary.

12.2	Confidential Information. Seller and Seller’s agents, employees, shareholders, and assigns will not use or disclose any confidential information relating to the Business, the Assets or this Agreement to any person not employed by the Purchaser or not authorized by the Purchaser to receive such confidential information without the prior written consent of the Purchaser. Seller will use reasonable and prudent care to safeguard, protect, and prevent the unauthorized use of and disclosure of confidential information. The obligations contained in this paragraph will survive for as long as the Purchaser considers the information to be confidential. “Confidential Information” means the terms and conditions of this Agreement as well as information that is proprietary to the Purchaser or proprietary to others and entrusted to the Purchaser, and such information being sold by the Seller to the Purchaser, whether or not trade secrets. Confidential Information includes, but is not limited to, common information relating to the business plans and to business conducted or anticipated to be conducted, as well as price lists, contracts, employment costs, selling costs, delivery costs, marketing information, customer lists, account names, contacts, addresses, and sales activity, suppliers and vendors, projects, project information, marketing information, tax and financial information, intellectual property, employees, banking relationships, mailing lists, and computer programs and print-outs. Any information Purchaser or Seller consider confidential information or that the Purchaser treats as confidential information will be presumed to be confidential information. Confidential Information does not include (i) information in the public domain, (ii) Information which is obtained by Seller from a third party which does not have a confidentiality obligation with Purchaser, or (iii) Information developed or obtained by Seller which is unrelated to the Business.

13.	EMPLOYMENT AND POST CLOSING.

13.1	Consultation. Seller and Shareholder agree to cooperate and provide consultation to Purchaser with respect to general background information, business history, or otherwise respond to Purchaser’s questions with respect to the Business and Assets for a period of two (2) years following the Closing Date, consistent with the parties consulting arrangement specified in the Inventory Purchase Agreement. Such services shall not require a day-to-day office presence.

13.2	Cooperation. Each party shall execute all certificates, instruments and other documents, and take all action reasonably required by the other party to effectuate the purposes of this Agreement and to consummate and evidence the completion of the transactions referenced in this Agreement. Seller shall further take all actions necessary or appropriate to put Purchaser in immediate actual possession and operating control of the Business and Assets.

13.3	Inventory Sales Period. The parties have agreed in the separate Inventory Purchase Agreement for Seller to operate the Business from the closing of the Inventory Purchase Agreement until the Closing or expiration of this Agreement. The parties have agreed that Purchaser shall pay certain costs and expenses and shall be entitled to receive certain accounts receivable of Seller related to operation of the Business in the ordinary course, as more specifically set forth in the Inventory Purchase Agreement. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit the parties duties and obligations under the Inventory Purchase Agreement, including Purchaser’s obligation to pay the specified Seller costs and expenses and right to receive accounts receivable.

14.	TERMINATION.

14.1	Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:

(A)	By mutual written consent of both parties;

(B)	By Purchaser if there shall be any statute, rule, regulation or order enacted or issued or otherwise applicable to the transactions contemplated by this Agreement by any governmental entity that would make consummation of the transactions contemplated by this Agreement illegal or in violation of prevailing law; or

(C)	By Purchaser in its reasonable and sole discretion if the conditions in Section 8 are not satisfied or if Purchaser’s due diligence reveals any reason for termination.

14.2

Effect of Termination. Upon termination of this Agreement as provided in Section 14.1, this Agreement shall become void and there shall be no liability or obligation under this Agreement on the part of either party, their shareholders, directors or officers; provided, however, each party shall remain liable for any breaches of this Agreement prior to its termination, and the provisions of Sections 11, 12.2 and 15 shall survive any termination of this Agreement. Upon termination of this Agreement, each party shall return or destroy all documents constituting or containing Confidential

Information of the other party not related to the Inventory Purchase Agreement and transactions referenced therein (and upon request, certify as to the destruction), and no party shall have any liability or further obligation to the other party under this Agreement, except for obligations of confidentiality, which shall survive termination of this Agreement.

15.	MISCELLANEOUS.

15.1	Notices. All notices, requests, demands, or other communications hereunder shall be in writing and shall be either delivered personally, by messenger service, or mailed by United States mail, certified or registered with return receipt requested, with appropriate postage prepaid to the address herein designated or such other address as may be designated in writing by notice given in the manner provided herein and shall be effective upon personal delivery thereof or forty-eight (48) hours following deposit in the United States mail or with a messenger service, whether or not delivery is accepted.

If to Seller:	ATTN: Mr. Martin Potash
AIRCO and AIRS
1853 S. Eisenhower Court
Wichita, Kansas 67209

Copy to:	Ross E. Hellwig
Triplett Woolf Garretson, LLC
2959 N. Rock Road, Suite 300
Wichita, Kansas 67226
Tel: (316) 630-8100
Fax: (316) 630-8101

If to Purchaser:	ATTN: Candace Otey or Daniel Philip
AIRCO, LLC
3524 Airport Road
Maiden, NC 28650
Tel: (828) 466-6680

Copy to:	Timothy R. Duncan, Esq.
Heley, Duncan & Melander, PLLP
8500 Normandale Lake Boulevard, Suite 2110
Minneapolis, Minnesota 55437
Tel: (952) 841-0001 Fax: (952) 841-0041

15.2	Assignability; Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns; provided that the parties hereto shall not have the right to assign this Agreement to any party without the prior written consent of the other party hereto.

15.3	Construction. Wherever possible, each provision of this Agreement and each related document shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement or any related document shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement or such related documents.

15.4	Waiver. No failure on the part of either party to exercise, and no delay in exercising any right or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy granted hereby or by any related document or by law.

15.5	Severability. In the event any part of this Agreement is found to be void, the remaining provisions of this Agreement shall nevertheless be binding with the same effect as though the void parts were deleted.

15.6	No Third Party Beneficiaries. This Agreement is a contract solely between the parties hereto, and shall be effective only as between the parties hereto, their successors and permitted assignees. No third party beneficiaries (including, without limitation, employees and customers of Purchaser or Seller) are intended and none shall be inferred, and no party other than Purchaser or Seller and their successors and permitted assignees may assert any right, make any claim, or otherwise attempt to enforce any provision of or under this Agreement.

15.7	Governing Law. This Agreement shall be interpreted, construed, and governed in accordance with the laws of the state of Kansas. Any dispute between the parties relating to this Agreement shall be venued or heard in the state of Kansas.

15.8	Except as otherwise specifically provided herein, this Agreement (and the Exhibits and Appendices hereto) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior communications, writings, and other documents with regard thereto. No modification, amendment, or waiver of any provision hereof shall be binding upon any party hereto unless it is in writing and executed by all of the parties hereto or, in the case of a waiver, by the party waiving compliance.

15.9	Incorporation by Reference. All Exhibits hereto are incorporated herein by reference.

15.10	Captions. The division of this Agreement into articles, sections, subsections, and Exhibits is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

15.11	Counterparts. This Agreement may be executed in two or more counterparts, all of which together shall be deemed one original.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SELLER:

AIRCRAFT INSTRUMENT AND RADIO COMPANY, INCORPORATED

By:	/s/ Martin Potash
Martin Potash, President

AIRCRAFT INSTRUMENT AND RADIO SERVICES, INC.

By:	/s/ Martin Potash
Martin Potash, President

SHAREHOLDER:

By:	/s/ Martin Potash
Martin Potash

PURCHASER:
AIRCO, LLC

By:	/s/ Nicholas J. Swenson
Its: CEO